                                                              Page 1 of 8 pages.
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                               Cedar Group, Inc.
                               -----------------
                                (Name of Issuer)

                    Common Stock, $.001 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                    15033210
                                 --------------
                                 (CUSIP Number)

                          B. Bernard Burns, Jr., Esq.
                       UNITED DOMINION INDUSTRIES LIMITED
                          2300 One First Union Center
                      Charlotte, North Carolina 28202-6039
                                 (704) 347-6800
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 with copy to:

                             Stephen M. Lynch, Esq.
                       Robinson, Bradshaw & Hinson, P.A.
                            1900 Independence Center
                        Charlotte, North Carolina 28246
                                 (704) 377-2536


            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                        This Amendment contains 8 pages.
                        The exhibit index is on page 8.

                                  SCHEDULE 13D


  CUSIP NO. 15033210                                         PAGE 2 OF 8 PAGES

- ----------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            United Dominion Industries Limited
- ----------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)
                                                                                                                   (b)

- ----------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY


- ----------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            OO
- ----------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)


- ----------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
- ----------------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                  1,380,831
- ----------------------------------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
      NUMBER OF
       SHARES
    BENEFICIALLY                  -0-
      OWNED BY          ----------------------------------------------------------------------------------------------------
        EACH             9      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON
        WITH                      1,380,831
                        ----------------------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                  -0-
- ----------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,380,831
- ----------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- ----------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.2%
- ----------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

              CO
- ----------------------------------------------------------------------------------------------------------------------------

                                                              Page 3 of 8 pages.


PRELIMINARY STATEMENT

        This Amendment No. 1 (this "Amendment") amends the Statement on
Schedule 13D (the "Initial Statement") filed by United Dominion Industries Limited (the "Reporting Person") with the Securities and Exchange Commission on August 12, 1994 with respect to the shares of Common Stock, $.001 par value per share (the "Common Stock"), of Cedar Group, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined have the meanings given to them in the Initial Statement.


Item 2. Identity and Background.

        Item 2 of the Initial Statement is restated as follows:

        This Statement is filed by United Dominion Industries Limited (the "Reporting Person"). The Reporting Person is a corporation organized under the laws of Canada that manufactures proprietary, engineered products for customers worldwide. The Reporting Person's principal executive office is 2300 One First Union Center, Charlotte, North Carolina 28202-6039.

        The following table sets forth the name, business or residence address, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted or was conducted, of each director and executive officer of the Reporting Person. Except for Messrs. Crossgrove, Grant, McDonald, Scott, Stinson, Allan Taylor and George Taylor, who are citizens of Canada, each of the Reporting Person's directors and executive officers is a citizen of the United States. The business address of each executive officer of the Reporting Person is 2300 One First Union Center, Charlotte, North Carolina 28202. Directors are indicated by an asterisk.

                                                                             Principal Occupation or Em-
                                                                             ployment, Name, Principal
                                                                             Business and Address of Principal
Name                            Business (b) or Residence (r) Address        Office of Employer
- ----                            -------------------------------------        ----------------------------------

James E. Courtney*              (b)     12800 University Drive               President, The Mariner Group,
                                        Suite 350                            Inc., a real estate management
                                        Fort Myers, Florida  33907           and development company, 12800
                                                                             University Drive, Suite 350, Fort
                                                                             Myers, Florida  33907.

Peter A. Crossgrove*            (b)     141 Adelaide Street West             Chairman and CEO, South Africa
                                        Suite 1703                           Minerals Corporation, a mining
                                        Toronto, Ontario M5H 3L5             and exploration company, 141
                                        Canada                               Adelaide Street West, Suite 1703,
                                                                             Toronto, Ontario  M5H 3L5,
                                                                             Canada.


                                                              Page 4 of 8 pages.


                                                                             Principal Occupation or Em-
                                                                             ployment, Name, Principal
                                                                             Business and Address of Principal
Name                            Business (b) or Residence (r) Address        Office of Employer
- ----                            -------------------------------------        ----------------------------------

R. Stuart Dickson*              (b)     2000 Two First Union Center          Chairman of the Executive
                                        Charlotte, North Carolina            Committee, Ruddick Corporation,
                                        28282                                an industrial thread, regional
                                                                             supermarket, business forms and
                                                                             venture capital holding company,
                                                                             2000 Two First Union Center,
                                                                             Charlotte, NC 28282.

James A. Grant*                 (b)     Commerce Court West                  Partner of Stikeman, Elliot, a
                                        Suite 5300                           law firm, Commerce Court West,
                                        Toronto, Ontario M5L 1B9             Suite 5300, Toronto, Ontario M5L
                                        Canada                               1B9, Canada.

William R. Holland*                                                          Chairman and Chief Executive
                                                                             Officer of the Reporting Person.

Russell C. King, Jr.*           (r)     P.O. Box 1085                        Retired.
                                        Hartsville, South Carolina
                                        29550

H. John McDonald*               (b)     Suite 2800, 2 Bloor St. East         Chairman, Black & McDonald
                                        Toronto, Ontario M4W 1A8             Limited, an international
                                        Canada                               mechanical and electrical
                                                                             contracting company, Suite 2800,
                                                                             2 Bloor St. East, Toronto,
                                                                             Ontario  M4W 1A8, Canada.

Dalton D. Ruffin*               (r)     2871 Galsworthy Dr.                  Retired.
                                        Winston-Salem, North Carolina
                                        27106

I. Barry Scott*                 (r)     96 Churchill Road                    Retired.
                                        Baie d'Urfe, Quebec H9X 2Y3


William W. Stinson*             (b)     Suite 800, Place du Canada           Chairman of Canadian Pacific
                                        P.O. Box 6042                        Limited, a transportation,
                                        Station Centre-ville                 energy, real estate and hotel
                                        Montreal, Quebec H3C 3E4             company, Suite 800, Place du
                                        Canada                               Canada, P.O. Box 6042, Station
                                                                             Centre-ville, Montreal, Quebec
                                                                             H3C 3E4, Canada.

Allan A. Taylor, O.C.*          (r)     18 Misty Crescent                    Retired.
                                        Don Mills, Ontario M3B 1T3
                                        Canada


                                                              Page 5 of 8 pages.


                                                                             Principal Occupation or Em-
                                                                             ployment, Name, Principal
                                                                             Business and Address of Principal
Name                            Business (b) or Residence (r) Address        Office of Employer
- ----                            -------------------------------------        ----------------------------------

George S. Taylor*               (b)     Labatt House                         President and Chief Executive
                                        BCE Place, P.O. Box 811              Officer, John Labatt Limited, a
                                        Suite 200-181 Bay St.                brewing company.
                                        Toronto, Ontario  M5J 2T3
                                        Canada

Jan K. Ver Hagen*                                                            President and Chief Operating
                                                                             Officer of the Reporting Person.

Robert E. Drury                                                              Chief Administrative Officer and
                                                                             Executive Vice President of the
                                                                             Reporting Person.

Frank J. Stevenson                                                           Executive Vice President of the
                                                                             Reporting Person.

B. Bernard Burns, Jr.                                                        Senior Vice President, General
                                                                             Counsel and Secretary of the
                                                                             Reporting Person.

Glenn A. Eisenberg                                                           Chief Financial Officer and
                                                                             Senior Vice President of the
                                                                             Reporting Person.

John A. Dotson                                                               Vice President of the Reporting
                                                                             Person.

William Dries                                                                Vice President of the Reporting
                                                                             Person.

Robert L. Shaffer                                                            Vice President of Communications
                                                                             of the Reporting Person.

Thomas J. Snyder                                                             Vice President of the Reporting
                                                                             Person.

Timothy J. Verhagen                                                          Vice President of the Reporting
                                                                             Person.

        During the last five years, none of the Reporting Person or, to the Reporting Person's knowledge, the above-listed individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the above-listed individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 6 of 8 pages.

Item 5. Interest in Securities of the Issuer.

        (a) and (b)      As of the date of this Amendment, pursuant to the
terms of the Shareholders' Agreement (and assuming that the Market Value of the Common Stock exceeds $6.00 (Canadian)), the Reporting Person may be deemed to beneficially own 1,380,831 shares of Common Stock, or approximately 11.2 percent of the outstanding shares based on 14,534,625 shares outstanding as reported in the Issuer's quarterly report on Form 10-Q for the period ended June 30, 1995. The Reporting Person has sole power to vote or dispose of any shares of Common Stock it may acquire pursuant to the Shareholders' Agreement.

        The Reporting Person is not aware that any other person named in Item 2 of this Statement beneficially owns any shares of Common Stock.

        (c) On November 3, 1994, the Reporting Person sold 1,500,000 Subsidiary Shares, on December 1, 1994 the Reporting Person sold 1,500,000 Subsidiary Shares, on December 21, 1994 the Reporting Person sold 704,000 Subsidiary Shares, on December 30, 1994 the Reporting Person sold 1,500,000 Subsidiary Shares, and on January 19, 1995, the Reporting Person sold 96,000 Subsidiary Shares. The Reporting Person sold such Subsidiary Shares to the Subsidiary at a price of $1 (Canadian) per Subsidiary Share.

        (d)      Not applicable.

        (e)      Not applicable.

                                                              Page 7 of 8 pages.


        Signatures.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 31, 1995


                             UNITED DOMINION INDUSTRIES LIMITED


                             By:     /s/  B. Bernard Burns, Jr.
                                   --------------------------------------------
                                   B. Bernard Burns, Jr., Senior Vice President


                             By:     /s/  Richard L. Magee
                                   --------------------------------------------
                                   Richard L. Magee, Assistant Secretary

                                                              Page 8 of 8 pages.


                                 EXHIBIT INDEX


                                                                  SEQUENTIALLY
EXHIBIT          TITLE                                            NUMBERED PAGE
- -------          -----                                            -------------
     1*          Shareholders' Agreement dated
                 March 31, 1994 among United Dominion
                 Industries Limited, Cedar Group, Inc.,
                 Edinov Corporation and 3010864 Canada Inc.

- -----------------------------------
*  Previously filed